Exhibit 99.4

Fact Sheet

Excluding the effect of Income Tax orders received under sections 250 and 254 of the Income Tax Act, 1961 and The Labour Codes provisions notified by the Government of India, EPS increase (in terms) is 12.1% for FY’26 and 13.9% for Q4’26 YoY.

(1) Refer table: Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures

Revenue Growth- Q4 26

	Reported	CC
QoQ growth (%)	-1.2%	-1.3%
YoY growth (%)	6.6%	4.1%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025	Reported	CC
Financial services	28.0	28.2	28.4	5.0	2.9
Manufacturing	15.9	16.7	15.9	5.9	1.3
Energy, Utilities, Resources & Services	13.2	13.2	13.0	8.3	6.7
Retail	12.8	12.8	13.3	2.9	0.5
Communication	12.4	12.1	11.7	12.6	9.0
Hi-Tech	7.7	7.4	8.3	(1.5)	(1.2)
Life Sciences	7.3	7.2	6.8	15.5	11.6
Others	2.7	2.4	2.6	13.0	14.0
Total	100.0	100.0	100.0	6.6	4.1

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025	Reported	CC
North America	55.7	55.9	57.1	4.1	4.1
Europe	32.6	32.7	31.2	11.4	4.1
Rest of the world	9.1	8.6	8.8	9.3	5.0
India	2.6	2.8	2.9	(5.2)	0.0
Total	100.0	100.0	100.0	6.6	4.1

Client Data

(in %)

	Quarter ended
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Number of Clients
Active	1,965	1,949	1,869
Added during the period (gross)	111	121	91
Number of Million dollar clients^
1 Million dollar +	1,018	1,012	992
10 Million dollar +	328	326	309
50 Million dollar +	88	84	85
100 Million dollar +	41	41	39
Client contribution to revenues
Top 5 clients	12.6%	12.8%	13.1%
Top 10 clients	20.2%	20.6%	20.7%
Top 25 clients	34.5%	35.0%	34.8%
Days Sales Outstanding^	67	74	69

^	LTM (Last twelve months) Revenues.

#	Revenue growth in reported currency includes the impact of currency fluctuations. Additionally, we calculate constant currency (CC) growth by comparing current period revenues in respective local currencies converted to US $ using prior period exchange rates and comparing the same to our prior period reported revenues.

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Effort
Onsite	22.8	23.1	23.6
Offshore	77.2	76.9	76.4
Utilization
Including trainees	79.7	80.0	81.9
Excluding trainees	83.0	84.1	84.9

Employee Metrics

(Nos.)

	Quarter ended
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Total employees	328,594	337,034	323,578
S/W professionals	310,887	319,364	306,599
Sales & Support	17,707	17,670	16,979
Voluntary Attrition % (LTM - IT Services)	12.6%	12.3%	14.1%
% of Women Employees	39.5%	39.5%	39.0%

Cash Metrics

In US $ million

	Quarter ended
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
FCF(1)(2)	833	915	892
Consolidated cash and investments(3)	4,542	3,917	5,562

In crore

	Quarter ended
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
FCF(1)(2)	7,711	8,176	7,737
Consolidated cash and investments(3)	43,075	35,206	47,549

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (non-IFRS measure).

(2)	The free cash flow for Q4’26 includes cash payments made towards The Labour codes of $49Mn (452 crore) and $50Mn (450 crore) for Q3’26.

(3)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, unquoted compulsorily convertible debentures and others.

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2026	Mar 31, 2025	Growth % YoY	Dec 31, 2025	Growth % QoQ
Revenues	5,040	4,730	6.6%	5,099	-1.2%
Cost of sales	3,485	3,302	5.5%	3,660	-4.8%
Gross Profit	1,555	1,428	8.9%	1,439	8.1%
Operating Expenses:
Selling and marketing expenses	256	226	13.3%	257	-0.4%
Administrative expenses	244	210	16.2%	245	-0.4%
Total Operating Expenses	500	436	14.7%	502	-0.4%
Operating Profit	1,055	992	6.4%	937	12.6%
Operating Margin %	20.9	21.0	-0.1%	18.4	2.5%
Other Income, net of finance cost(1)	113	125	-9.6%	98	15.3%
Profit before income taxes	1,168	1,117	4.6%	1,035	12.9%
Income tax expense(1)	248	303	-18.2%	287	-13.6%
Net Profit (after non-controlling interests)	919	813	13.0%	747	23.2%
Basic EPS ($)	0.23	0.20	15.7%	0.18	25.3%
Diluted EPS ($)	0.23	0.20	15.8%	0.18	25.3%
Dividend Per Share ($)(2)	0.26	0.26	13.6%	–	–

(1)	Includes interest income (pre-tax) of $41Mn and $38Mn for Q4’26 and Q4’25 respectively, and reversal of tax provisions amounting to $83Mn and $12Mn for Q4’26 and Q4’25 respectively. This is on account of orders received under sections 250 and 254 of the Income Tax Act, 1961 for certain assessment years.

(2)	Dividend Growth (%) calculated in INR terms.

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for three months ended,

In US $ million

Particulars	Mar 31, 2026		Mar 31, 2025		Dec 31, 2025
	Operating Profit	Operating Margin (%)	Operating Profit	Operating Margin (%)	Operating Profit	Operating Margin (%)
Reported IFRS	1,055	20.9	992	21.0	937	18.4
Adjustments(1)	–	–	–	–	143	2.8
Adjusted non-IFRS	1,055	20.9	992	21.0	1,080	21.2

(1)	The adjusted non-IFRS measures excludes the effect of, the provisions of The Labour Codes notified by The Government of India on November 21, 2025 which resulted in an increase in gratuity liability (arising out of past service cost relating to plan amendment) and leave liability by $143Mn, which is recognized in the Consolidated Statement of Comprehensive Income. This also resulted in a lower tax of $35Mn in Q3’26.

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2026	Mar 31, 2025	Growth %
Revenues	20,158	19,277	4.6%
Cost of sales	14,079	13,405	5.0%
Gross Profit	6,079	5,872	3.5%
Operating Expenses:
Selling and marketing expenses	1,025	898	14.1%
Administrative expenses	969	903	7.3%
Total Operating Expenses	1,994	1,801	10.7%
Operating Profit	4,085	4,071	0.3%
Operating Margin %	20.3	21.1	-0.8%
Other Income, net of finance cost(1)	421	376	12.0%
Profit before income taxes	4,506	4,447	1.3%
Income tax expense(1)	1,190	1,285	-7.4%
Net Profit (after non-controlling interests)	3,313	3,158	4.9%
Basic EPS ($)	0.81	0.76	5.6%
Diluted EPS ($)	0.80	0.76	5.7%
Dividend Per Share ($)(2)	0.52	0.51	11.6%

(1)	Includes interest income (pre-tax) of $41Mn and $38Mn for FY’26 and FY’25 respectively, and reversal of tax provisions amounting to $83Mn and $12Mn for FY’26 and FY’25 respectively. This is on account of orders received under sections 250 and 254 of the Income Tax Act, 1961 for certain assessment years.

(2)	Dividend Growth (%) calculated in INR terms.

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for year ended,

In US $ million

Particulars	Mar 31, 2026		Mar 31, 2025
	Operating Profit	Operating Margin (%)	Operating Profit	Operating Margin (%)
Reported IFRS	4,085	20.3	4,071	21.1
Adjustments(1)	143	0.7	–	–
Adjusted non-IFRS	4,228	21.0	4,071	21.1

(1)	The adjusted non-IFRS measures excludes the effect of, the provisions of The Labour Codes notified by The Government of India on November 21, 2025 which resulted in an increase in gratuity liability (arising out of past service cost relating to plan amendment) and leave liability by $143Mn, which is recognized in the Consolidated Statement of Comprehensive Income. This also resulted in a lower tax of $35Mn in FY’26.

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Mar 31, 2026	Mar 31, 2025	Growth % YoY	Dec 31, 2025	Growth % QoQ
Revenues	46,402	40,925	13.4%	45,479	2.0%
Cost of sales	32,058	28,575	12.2%	32,652	-1.8%
Gross Profit	14,344	12,350	16.1%	12,827	11.8%
Operating Expenses:
Selling and marketing expenses	2,354	1,957	20.3%	2,292	2.7%
Administrative expenses	2,247	1,818	23.6%	2,180	3.1%
Total Operating Expenses	4,601	3,775	21.9%	4,472	2.9%
Operating Profit	9,743	8,575	13.6%	8,355	16.6%
Operating Margin %	21.0	21.0	0.0%	18.4	2.6%
Other Income, net of finance cost(1)	1,054	1,088	-3.1%	874	20.6%
Profit before income taxes	10,797	9,663	11.7%	9,229	17.0%
Income tax expense(1)	2,288	2,625	-12.8%	2,563	-10.7%
Net Profit (after non-controlling interests)	8,501	7,033	20.9%	6,654	27.8%
Basic EPS ()	21.01	16.98	23.8%	16.17	29.9%
Diluted EPS ()	20.98	16.94	23.8%	16.14	30.0%
Dividend Per Share ()	25.00	22.00	13.6%	–	–

(1)	Includes interest income (pre-tax) of 381 crore and 327 crore for Q4’26 and Q4’25 respectively, and reversal of tax provisions amounting to 774 crore and 101 crore for Q4’26 and Q4’25 respectively. This is on account of orders received under sections 250 and 254 of the Income Tax Act, 1961 for certain assessment years.

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for three months ended,

In crore

Particulars	Mar 31, 2026		Mar 31, 2025		Dec 31, 2025
	Operating Profit	Operating Margin (%)	Operating Profit	Operating Margin (%)	Operating Profit	Operating Margin (%)
Reported IFRS	9,743	21.0	8,575	21.0	8,355	18.4
Adjustments(1)	–	–	–	–	1,289	2.8
Adjusted non-IFRS	9,743	21.0	8,575	21.0	9,644	21.2

(1)	The adjusted non-IFRS measures excludes the effect of, the provisions of The Labour Codes notified by The Government of India on November 21, 2025 which resulted in an increase in gratuity liability (arising out of past service cost relating to plan amendment) and leave liability by 1,289 crore, which is recognized in the Consolidated Statement of Comprehensive Income. This also resulted in a lower tax of 318 crore in Q3’26.

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Mar 31, 2026	Mar 31, 2025	Growth %
Revenues	178,650	162,990	9.6%
Cost of sales	124,735	113,347	10.0%
Gross Profit	53,915	49,643	8.6%
Operating Expenses:
Selling and marketing expenses	9,077	7,588	19.6%
Administrative expenses	8,584	7,631	12.5%
Total Operating Expenses	17,661	15,219	16.0%
Operating Profit	36,254	34,424	5.3%
Operating Margin %	20.3	21.1	-0.8%
Other Income, net of finance cost(1)	3,741	3,184	17.5%
Profit before income taxes	39,995	37,608	6.3%
Income tax expense(1)	10,521	10,858	-3.1%
Net Profit (after non-controlling interests)	29,440	26,713	10.2%
Basic EPS ()	71.58	64.50	11.0%
Diluted EPS ()	71.46	64.34	11.1%
Dividend Per Share ()	48.00	43.00	11.6%

(1)	Includes interest income (pre-tax) of 381 crore and 327 crore for FY’26 and FY’25 respectively, and reversal of tax provisions amounting to 774 crore and 101 crore for FY’26 and FY’25 respectively. This is on account of orders received under sections 250 and 254 of the Income Tax Act, 1961 for certain assessment years.

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for year ended,

In crore

Particulars	Mar 31, 2026		Mar 31, 2025
	Operating Profit	Operating Margin (%)	Operating Profit	Operating Margin (%)
Reported IFRS	36,254	20.3	34,424	21.1
Adjustments(1)	1,289	0.7	–	–
Adjusted non-IFRS	37,543	21.0	34,424	21.1

(1)	The adjusted non-IFRS measures excludes the effect of, the provisions of The Labour Codes notified by The Government of India on November 21, 2025 which resulted in an increase in gratuity liability (arising out of past service cost relating to plan amendment) and leave liability by 1,289 crore, which is recognized in the Consolidated Statement of Comprehensive Income. This also resulted in a lower tax of 318 crore in FY’26.

Note on Adjusted Non-IFRS performance measures:

We are using non-IFRS financial performance measures to supplement the financial information reported on an IFRS basis. These non-IFRS financial measures should not be considered in isolation or as a substitute for the relevant IFRS measures and should be read in conjunction with information presented on a reported IFRS basis. We believe these adjustments are necessary to reflect the Company's core performance across periods.